Emission Free Generators



Dear investors,

EFG had a great year for positive recognition and gained pledged and received funds from accredited investors ($750k). However, 2023 was a difficult year for available funds from VC's and this delayed our seed round development. Our technology was substantially improved within our fully operational prototype and new IP was created. The planned launch of the EFG products now have 3 market sectors; 1) Home & Office,
2) Recreational & Off Grid,
3) ADD Electric EV Charging. EFG continues to be a unique product and the BOD are fully behind the success of the company.

We have had a tremendous start to 2024 winning 4 awards, which further endorses the EFG inventions.

Thank you for your continued support.

Mark Collins
CEO

We need your help!

The condition of the investment markets since 2022 has been in a fast decline with many 'Seed' funders not entering or expanding on new business.

It's been a tough 18 months to gain funding. Despite difficult times EFG has had significant success with recognition from industry partners and independent laboratories, which has led to pledged investment from VC's.

However, we still need to secure 50% of our Seed round ask, $1.2 million. If any EFG investors have HNW partners, contacts to VC organizations or links to Family Offices, please let me know. Rest assured, the BOD team will succeed, although the sooner we can finish our funding ask the better!

Sincerely,

Mark Collins
CEO

Andrew Singer
CEO

Thomas Buday
CMO

How did we do this year?



REPORT CARD

A+

☺ **The Good**

EFG won a highly coveted place in the gold standard THG Accelerator, a 3 month in-house course in Q3 & Q4 2023.

Gained $150,000 corporate investment.

Completed laboratory trials which provided significant data for the EFG MVP being developed

☹ **The Bad**

Finding the 'lead investor' for our $1.2m round.

Securing additional funds to accelerate the business to revenue.

Flooded stock in the San Diego flood January 2024

2023 At a Glance

January 1 to December 31







$64,342 +13%
Revenue

-$144,377
Net Loss

$42,763 +10X
Short Term Debt



$252,600
Raised in 2023



$19,600
Cash on Hand
As of 03/23/24

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit



US$56,694

-US$99,583

US$64,342

-US$144,377

2022   2023

Net Margin: -224%   Gross Margin: 200%   Return on Assets: -223%   Earnings per Share: -$123.61   Revenue per Employee: $12,868

Cash to Assets: 45%   Revenue to Receivables: ~   Debt Ratio: 66%

📄 Emission_Free_Generators_Financials_and_CPA_Review_Report_3.31.22.pdf

📄 EFG_-_Financial_Forecast_March_2024_-_SEC_compliance_data_provided_April_2024__V6.6.xlsx

📄 EFG_financial_statements_-_GAAP_Report_-_as_at_31_Dec_2023.pdf

We ❤️ Our 18 Investors

Thank You For Believing In Us

Syed Qaisar Shareef   Paul Miller   Thomas **Smith**   Carlos Privat   Philip Little   Kevin Petrie
Paul Redman   Laurence Footer   Ed Wolkenmuth   Adam LACEY   Grace Redman   Sarah Hofstetter
Ken Rosenstein   Jeff Hamilton   Rose Appel   Gordon Hill   Toni Carlo

Thank You!

Thank You!

From the Emission Free Generators Team



Mark Collins

Co-CEO

Multiple patent holder, 25 years inventing and running own businesses. 17 years working in hydrogen production and storage. Most recently designing and...



Andrew SInger

CFO

Seasoned finance executive with 30 years of C-Suite experience, most recently as CFO Toyota UK.



Tom Buday

Co-CEO

Successful executive with 40 years of international experience, most recently as Global Head of Marketing for...

Details

The Board of Directors

Director	Occupation	Joined
Andrew Singer	CFO @ Independent	2022
Paul Miller	Engineer @ retired	2022
Mark Collins	Co- CEO @ Emission Free Generators Inc.	2022
Thomas Buday	Co-CEO & CMO @ Independent	2022

Officers

Officer	Title	Joined
Andrew Singer	CFO	2022
Paul Miller	Manufacturing Advisor	2022
Mark Collins	CEO	2022
Thomas Buday	Co-CEO & CMO	2022

Voting Power

Holder	Securities Held	Voting Power
Mark Collins	410 Common Stock	35.1%
JOMISU Ltd. (owned by Jonathan Wheatley, Susan Wheatley, Michael Wheatley)	380 Common Stock	32.5%

Past Equity Fundraises

Date	Amount	Security	Exemption
04/2022	$20,000		Section 4(a)(2)
05/2023	$102,600		4(a)(6)
11/2023	$150,000		Other

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
11/15/2023	$150,000 ❓	6.0%	20.0%	$5,000,000	11/14/2025 ❓

Outstanding Debts
None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	1,500	1,168	Yes

Warrants:	0
Options:	0

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Expansion of business may be effected by availability of suitable staffing with adequate experience.

Components for building of our generators are susceptible to supplier delays. Although not currently seen as an issue supply chain inconsistencies can delay product launch.

The retail sales with major outlets are notoriously bad at paying within a timely manner, adequate operating funds are required to ensure overtrading is not experienced for "sellers" who exceed payment terms.

Bespoke components are currently received from USA & Canadian manufacturers, this is set to continue without additional tariffs, if demand out stripes local supply EFG will have to look at China or Europe to supplier specific items with will attract JIT issues in manufacturing and additional taxation related to imports.

Recent events in Russia and localities are impacting supplier chains of PCB components. The EFG manufacturer will attempt to secure current and future items to meet demand although delays may be experienced.

Multiple sales of the fuel cartridge is a difficult item to predict as this is a new consumer product without comparative activity. Market research has been carried out by an industry leading analyst to provide an indication of consumer buying habits but until actual sales are made forecasts are calculated on estimates from 3rd party knowledge only.

Andrew Singer and Paul Miller are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and

Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public

offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Emission Free Generators, Inc.

Delaware Corporation
Organized March 2022
5 employees
2093 Philadelphia Pike
Ste 2099
Claymont DE 19703 http://www.emissionfreegenerators.com

Business Description

Refer to the Emission Free Generators profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Emission Free Generators is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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